UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pivotal Software, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

72582H107

(CUSIP Number)

Christoph A. Pereira

Vice President & Chief Corporate, Securities and Finance Counsel

General Electric Company

41 Farnsworth Street

Boston, Massachusetts 02210

(617) 433-2952

with a copy to:

Alana L. Griffin

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, GA 30309

(404) 572-2450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72582H107

1	NAMES OF REPORTING PERSONS General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,532,075
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,532,075

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,532,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 74,822,120 shares of Common Stock outstanding as of February 2, 2018, as reported in Pivotal Software, Inc.’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 18, 2018.

CUSIP No. 72582H107

1	NAMES OF REPORTING PERSONS GE International Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,532,075
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,532,075

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,532,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 74,822,120 shares of Common Stock outstanding as of February 2, 2018, as reported in Pivotal Software, Inc.’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 18, 2018.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “Common Stock”), of Pivotal Software, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 875 Howard Street, Fifth Floor, San Francisco, California 94103.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by the following persons (the “Reporting Persons”):

(i) General Electric Company, a New York corporation (“GE”). The principal business of GE is providing global diversified infrastructure and financial services. The principal business address of GE is 41 Farnsworth Street, Boston, Massachusetts 02210.

(ii) GE International Holdings B.V., a private limited liability company organized under the laws of the Netherlands (“GEIH BV”) and a wholly owned subsidiary of GE. The principal business of GEIH BV is the ownership of certain assets and investments beneficially owned by GE, including the Common Stock. The principal business address of GEIH BV is Bergschot 69, 2, 4817PA, Breda, The Netherlands.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of GE and GEIH BV are listed on Schedule A attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, and to the best of each such Reporting Person’s knowledge, none of the directors or executive officers of such Reporting Person listed on Schedules I and II hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

To the extent required by Item 3 of Schedule 13D, the information contained in (or incorporated by reference to) Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired 30,031,747 shares of the Issuer’s Series B Preferred Stock on May 8, 2013 and 8,798,405 shares of the Issuer’s Series C Preferred Stock on May 18, 2016, in each case for investment purposes. In connection with the initial public offering of the Issuer, which was completed on April 24, 2018 (the “IPO”), the shares of Series B Preferred Stock and Series C Preferred Stock were automatically converted and reclassified into an aggregate of 19,415,075 shares of Common Stock. GEIH BV participated as a selling stockholder in the IPO and sold 3,883,000 shares of Common Stock in the IPO.

Khozema Z. Shipchandler, Vice President and Chief Financial Officer of GE Digital LLC, an industrial software solutions and services subsidiary of GE, has served on the board of directors of the Issuer since December 2016, as the nominee of GE pursuant to nomination rights granted to GE under the shareholders’ agreement that existed prior to the IPO.

The Reporting Persons may from time to time make additional purchases of or dispose of Common Stock, either in the open market or in private transactions depending on the Reporting Persons’ respective businesses, prospects and financial conditions, the market for the Common Stock, general economic conditions, stock market conditions and other future developments.

Except as described in this Item 4, as of the date of this Schedule 13D, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or retain any shares of Common Stock reported as beneficially owned in this Schedule 13D, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons are as follows (based upon the 74,822,120 shares of Common Stock outstanding as of February 2, 2018, as reported in the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 18, 2018):

(i) GE beneficially owns 15,532,075 shares of Common Stock, or approximately 20.8%.

(ii) GEIH BV beneficially owns 15,532,075 shares of Common Stock, or approximately 20.8%.

(b) GE has

(i) sole power to vote or direct the vote of 0 shares of Common Stock;

(ii) shared power to vote or direct the vote of 15,532,075 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of 0 shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 15,532,075 shares of Common Stock.

GEIH BV has

(i) sole power to vote or direct the vote of 0 shares of Common Stock;

(ii) shared power to vote or direct the vote of 15,532,075 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of 0 shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 15,532,075 shares of Common Stock.

(c) Except as described in Item 3 above, there have been no reportable transactions with respect to the Shares within the last 60 days by the Reporting Persons.

(d) Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit I, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Amended and Restated Shareholders’ Agreement

Pursuant to the Amended and Restated Shareholders’ Agreement, dated as of April 17, 2018, by and among the Issuer, GEIH BV, GE and the other shareholders party thereto (the “Shareholders Agreement”), GE and GEIH BV are entitled to customary demand, shelf and piggyback registration rights with respect to the Common Stock, including customary indemnification and contribution rights and provision for underwritten offerings.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Lock-Up Agreements

In connection with the IPO, each of GE and GEIH BV entered into a lock-up agreement (the “Lock-Up Agreement”) and agreed, subject to certain exceptions, without the prior consent of with Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, as representatives to the underwriters in connection with the IPO, not to dispose of or hedge any Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock for a period ending 180 days after April 19, 2018.

The descriptions of the Shareholders Agreement and the Lock-Up Agreements set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which have been filed as Exhibit II and Exhibit III, respectively, and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit I	Joint Filing Agreement among the Reporting Persons, dated as of April 30, 2018.

Exhibit II	Form of Amended and Restated Shareholders’ Agreement, by and among the Issuer, GEIH BV, GE and the other shareholders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-223872) filed on April 12, 2018).

Exhibit III	Lock-Up Agreement, dated as of April 5, 2018, by and among GE, Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC.

Exhibit IV	Lock-Up Agreement, dated as of April 5, 2018, by and among GEIH BV, Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC.

Exhibit V	Power of Attorney of GE, dated April 18, 2018.

Exhibit VI	Power of Attorney of GEIH BV, dated April 26, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 30, 2018

GENERAL ELECTRIC COMPANY		GE INTERNATIONAL HOLDINGS B.V.

By:	/s/ Alana L. Griffin	By:	/s/ Alana L. Griffin
	Name: Alana L. Griffin		Name: Alana L. Griffin
	Title: Attorney-in-Fact		Title: Attorney-in-Fact

Schedule A

Directors and Executive Officers of

General Electric Company

The following table sets forth certain information with respect to the directors and executive officers of General Electric Company. The business address of each director and executive officer of General Electric Company is 41 Farnsworth Street, Boston, Massachusetts 02210.

Name	Present Principal Occupation or Employment	Citizenship

Sébastien M. Bazin (Director)	Chairman and CEO of AccorHotels Paris, France	France

W. Geoffrey Beattie (Director)	Chief Executive Officer, Generation Capital Toronto, Canada	Canada

John J. Brennan (Director)	Chairman Emeritus and Senior Advisor, The Vanguard Group Malvern, Pennsylvania	United States

H. Lawrence Culp, Jr. (Director)	Senior Lecturer, Harvard Business School and Senior Advisor, Bain Capital Private Equity Boston, Massachusetts	United States

Francisco D’Souza (Director)	Chief Executive Officer, Cognizant Technology Solutions Corporation Teaneck, New Jersey	United States

John L. Flannery (Director and Chief Executive Officer)	Chairman of the Board and Chief Executive Officer, General Electric Company Boston, Massachusetts	United States

Edward P. Garden (Director)	Chief Investment Officer and Founding Partner, Trian Fund Management New York, New York	United States

Thomas W. Horton (Director)	Senior Advisor, Industrials and Business Services Group, Warburg Pincus LLC New York, New York	United States

Risa Lavizzo-Mourey (Director)	Former President and CEO, Robert Wood Johnson Foundation Princeton, New Jersey	United States

James J. Mulva (Director)	Former Chairman of the Board, President and Chief Executive Officer, ConocoPhillips Houston, Texas	United States

Leslie F. Seldman (Director)	Former Chairman, Financial Standards Accounting Board Norwalk, Connecticut	United States

James S. Tisch (Director)	President and Chief Executive Officer, Loews Corporation New York, New York	United States

Alex Dimitrief (Senior Vice President, GE and President & CEO, Global Growth Organization)	Senior Vice President, General Electric Company and President & CEO, Global Growth Organization,	United States

Michael J. Holston (Senior Vice President, General Counsel & Secretary)	Senior Vice President, General Counsel & Secretary, General Electric Company	United States

Jan R. Hauser (Vice President, Controller & Chief Accounting Officer)	Vice President, Controller & Chief Accounting Officer, General Electric Company	United States

David L. Joyce (Vice Chairman)	Vice Chairman of General Electric Company, President & CEO, GE Aviation	United States

Raghu Krishnamourthy (Senior Vice President, Chief Human Resources Officer)	Senior Vice President, Chief Human Resources Officer, General Electric Company	United States

Jamie S. Miller (Senior Vice President & Chief Financial Officer)	Senior Vice President and Chief Financial Officer, General Electric Company	United States

Managing Directors of

GE International Holdings B.V.

The following table sets forth certain information with respect to the managing directors of GE International Holdings B.V. The business address of each managing director of GE International Holdings B.V. is Bergschot 69, 2, 4817PA, Breda, The Netherlands.

Name	Present Principal Occupation or Employment	Citizenship
Arjan Cornelis van der Linde (Managing Director)	Tax Director, General Electric Company The Netherlands	The Netherlands
Ernst Frederik Kraaij (Managing Director)	Global Commercial and Supply Chain Tax Director, GE Power & Renewables The Netherlands	The Netherlands